Prospectus Supplement No. 4 Filed Pursuant to Rule 424(b)(3) File No. 333-132132

VELOCITY EXPRESS CORPORATION

Prospectus Supplement No. 4

(to Prospectus dated April 11, 2006)

This Prospectus Supplement No. 4 supplements and amends the Prospectus dated April 11, 2006, as supplemented and amended by Supplement No. 1 thereto dated June 19, 2006, Supplement No. 2 thereto dated July 10, 2006, and Supplement No. 3 dated July 21, 2006 (collectively, the “Prospectus”), relating to the sale from time to time of up to 25,355,172 shares of our common stock by certain selling shareholders.

On August 8, 2006, we filed with the U.S. Securities and Exchange Commission the attached Form 8-K relating to proposed issuance of additional Series Q Convertible Preferred Stock and additional 12% Senior Secured Notes and Warrants, and solicitation of consents and waivers.

This Prospectus Supplement No. 4 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 4 supersedes the information contained in the Prospectus.

Our shares of common stock are quoted on the NASDAQ Capital Market and trade under the ticker symbol “VEXP.” On August 7, 2006, the closing price of a share on the NASDAQ Capital Market was $1.37.

Investing in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 5 of the Prospectus dated April 11, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 4 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is August 8, 2006.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

August 7, 2006

Date of report (Date of earliest event reported)

Velocity Express Corporation

(Exact name of registrant as specified in its charter)

Delaware	0-28452	87-0355929
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Morningside Drive North

Bldg. B, Suite 300

Westport, Connecticut 06880

(Address of principal executive offices, including zip code)

(203) 349-4160

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

Proposed Issuance of Additional Series Q Convertible Preferred Stock and 12% Senior Secured Notes and Warrants; Solicitation of Consents and Waivers

Background of Proposed Issuances

Velocity Express Corporation (the “Company”) proposes to sell up to 500,000 additional shares of Series Q Convertible Preferred Stock (“Series Q Stock”) at $10.00 per share to certain previously designated investors (the “Additional Series Q Preferred Stock”). The Company would sell the Additional Series Q Preferred Stock on the same terms and conditions as the 4,000,000 shares of Series Q Stock the Company sold to other investors pursuant to the Stock Purchase Agreement, dated as of July 3, 2006, between the Company and the investors party thereto (the “Stock Purchase Agreement”). Reference is made to the Company’s report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2006, for a description of the Series Q Stock, which report is incorporated herein by reference.

Contemporaneously with the Company’s contemplated merger with CD&L, Inc., the Company is obligated under the Indenture for the Company’s 12% Senior Secured Notes to satisfy all indebtedness of CD&L. That indebtedness includes four promissory notes in an aggregate principal amount of approximately $1,800,000 (the “CD&L Seller Notes”) and a letter of credit issued by Bank of America for the account of CD&L in the approximate amount of $3,800,000 (the “CD&L Letter of Credit”). The Company wishes to satisfy some or all of the CD&L Seller Notes by issuing up to $1,800,000 Additional Notes (as defined in the Indenture), together with Warrants to purchase the Company’s common stock at a price of $1.45 per share in an amount of 345 shares for each $1,000 principal amount of Additional Notes (the “Additional Warrants”), to certain holders of the CD&L Seller Notes. In addition, the Company wishes to cash collateralize the CD&L Letter of Credit until it puts in place a working capital line of credit under which a replacement letter of credit would be issued. Reference is made to the Company’s report on Form 8-K filed with the Securities and Exchange Commission on July 10, 2006, for a description of the 12% Senior Secured Notes, which report is incorporated herein by reference.

Solicitation of Consents and Waivers

Holders of Series Q Preferred Stock. Section 7 of the Certificate of Designations, Preferences and Rights of Series Q Convertible Preferred Stock of Velocity Express Corporation (the “Certificate of Designations”) provides that if at any time during the one year period following July 3, 2006 the Company proposes to issue and sell capital stock to one or more third parties in a transaction, the primary purpose of which is a financing, each holder of Series Q Stock shall have a right of first refusal to purchase their pro rata share of such proposed sale, such pro rata share to be based on such holder’s percentage ownership of all shares of the Company’s common stock issuable upon conversion of the Series Q Stock. The Company is soliciting a waiver from the holders of Series Q Stock of their right of first refusal in connection with the issuance of the Additional Series Q Stock.

Holders of the 12% Senior Secured Notes and Warrants. Section 4(n) of the Purchase Agreement, dated July 3, 2006 (the “Note Purchase Agreement”), relating to the sale of 12% Senior Secured Notes due 2010/Warrants to Purchase Common Stock of Velocity Express Corporation, provides that during the period between July 3, 2006 and the consummation of the merger contemplated by the Company’s merger agreement with CD&L, Inc., the Company will not issue or sell any shares of its capital stock or securities exercisable for, exchangeable for or convertible into shares of capital stock except for capital stock issued pursuant to the terms of outstanding rights or convertible securities or grants of options to employees pursuant to the Company’s stock option plans.

In addition, Section 12(b) of the Warrant issued to each purchaser of the Senior Secured Notes provides that if the Company issues or sells any shares of capital stock of the Company without consideration or for a consideration per share less than the Current Market Price (as defined in the Warrant), a “Trigger Issuance” results, requiring an adjustment to the exercise price and number of shares issuable upon exercise of the Warrant.

The Company is soliciting the following consents and waivers from the holders of its 12% Senior Secured Notes and Warrants:

•	waiver of the provisions of Section 4(n) of the Note Purchase Agreement;

2

•	waiver of a Trigger Issuance adjustment of the purchase price and number of shares issuable pursuant to the Warrants, as provided in Section 12(b) of the Warrant, with respect to the Company’s proposed sale of the Additional Series Q Preferred Stock and any conversion shares or payment in kind dividends issued pursuant thereto; and

•	consent to amendments to the Indenture necessary to permit the Company to issue the Additional Notes and cash collateralize the CD&L Letter of Credit.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 8, 2006	Velocity Express Corporation

	By:	/s/ Edward W. Stone
Edward W. Stone
Chief Financial Officer

4